United States

Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2023

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) (Check One) Form 20-F ☐ Form 40-F ☐

Purchases of equity securities by the issuer and affiliated purchasers during the month ended on October 31, 2023.

Company: PETROLEO BRASILEIRO S.A. - PETROBRAS
Beginning balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	PETR4				28.808.609	0,514%	0,2208%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price	Volume (R$)
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	10/02/2023	1.492.200	34,2244	51.069.595,00
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	10/03/2023	1.526.900	33,9267	51.802.741,00
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	10/04/2023	3.516.100	32,8359	115.454.332,00
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	10/09/2023	2.900.000	34,7504	100.776.431,00
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	10/10/2023	1.493.000	35,1055	52.412.616,00
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	10/11/2023	1.503.900	34,8573	52.421.936,00
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	10/13/2023	17.100	36,0301	616.116,00
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	10/16/2023	553.800	36,1209	20.003.772,00
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	10/18/2023	2.837.500	38,2078	108.414.661,00
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	10/19/2023	1.439.300	38,0844	54.814.971,00
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	10/20/2023	2.725.300	37,8903	103.262.538,00
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	10/23/2023	4.637.300	36,1106	167.456.069,00
Shares	PETR4	UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.	Buy	10/24/2023	2.954.200	35,6167	105.218.997,00

Ending balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	PETR4				56.405.209	1,007%	0,4324%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A-PETROBRAS
(Registrant)
By:	/s/ Sergio Caetano Leite
Chief Financial Officer and Investor Relations Officer

Date:  November 9, 2023